SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                               PAN AM CORPORATION
                               ------------------
                                (Name of Issuer)


                         COMMON STOCK, $.0001 PAR VALUE
                    -----------------------------------------
                         (Title of Class of Securities)

                                    697758100
                                ----------------
                                 (Cusip Number)

      RICHARD C. PFENNIGER, JR., 4400 BISCAYNE BOULEVARD, MIAMI, FL 33137
                                 (305) 575-6000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               SEPTEMBER 23, 1996
                   ----------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                            Exhibit Index on Page 10

--------------------------------------            -----------------------------
CUSIP NO. 697758100                        13D          PAGE 2 OF 48 PAGES
--------------------------------------            -----------------------------


-------------------------------------------------------------------------------
1      NAME OF REPORTING
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       PHILLIP FROST, M.D.

       SS# ###-##-####
-------------------------------------------------------------------------------
2      Check the appropriate Box if a Member of a Group                (a) [X]
                                                                       (b) [ ]

-------------------------------------------------------------------------------
3      SEC USE ONLY


-------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       OO
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  [ ]
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       USA
-------------------------------------------------------------------------------
NUMBER OF         7     SOLE VOTING POWER
SHARES                        0
BENEFI-          --------------------------------------------------------------
CIALLY            8     SHARED VOTING POWER
OWNED BY                      1,164,387
EACH             --------------------------------------------------------------
REPORTING         9     SOLE DISPOSITIVE POWER
PERSON                        0
WITH             --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                              1,164,387
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,164,387
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                             [ ]
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.4%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       IN
-------------------------------------------------------------------------------

--------------------------------------            -----------------------------
CUSIP NO. 697758100                        13D     PAGE 3 OF 48 PAGES
--------------------------------------            -----------------------------


-------------------------------------------------------------------------------
1      NAME OF REPORTING
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       FROST-NEVADA, LIMITED PARTNERSHIP

       IRS I.D. #59-2749083
-------------------------------------------------------------------------------
2      Check the appropriate Box if a Member of a Group                (a) [X]
                                                                       (b) [ ]

-------------------------------------------------------------------------------
3      SEC USE ONLY


-------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       WC
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  [ ]
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       NEVADA
-------------------------------------------------------------------------------
NUMBER OF         7     SOLE VOTING POWER
SHARES                        0
BENEFI-          --------------------------------------------------------------
CIALLY            8     SHARED VOTING POWER
OWNED BY                      1,164,387
EACH             --------------------------------------------------------------
REPORTING         9     SOLE DISPOSITIVE POWER
PERSON                        0
WITH             --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                              1,164,387
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,164,387
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                             [ ]
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.4%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       PN
-------------------------------------------------------------------------------

--------------------------------------            -----------------------------
CUSIP NO. 697758100                        13D     PAGE 4 OF 48 PAGES
--------------------------------------            -----------------------------


-------------------------------------------------------------------------------
1      NAME OF REPORTING
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       FROST-NEVADA CORPORATION

       IRS I.D. #59-274-9057
-------------------------------------------------------------------------------
2      Check the appropriate Box if a Member of a Group                (a) [X]
                                                                       (b) [ ]

-------------------------------------------------------------------------------
3      SEC USE ONLY


-------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       OO
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  [ ]
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       NEVADA
-------------------------------------------------------------------------------
NUMBER OF         7     SOLE VOTING POWER
SHARES                        0
BENEFI-          --------------------------------------------------------------
CIALLY            8     SHARED VOTING POWER
OWNED BY                      1,164,387
EACH             --------------------------------------------------------------
REPORTING         9     SOLE DISPOSITIVE POWER
PERSON                        0
WITH             --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                              1,164,387
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,164,387
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                             [ ]
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.4%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       CO
-------------------------------------------------------------------------------

--------------------------------------            -----------------------------
CUSIP NO. 697758100                        13D     PAGE 5 OF 48 PAGES
--------------------------------------            -----------------------------


-------------------------------------------------------------------------------
1      NAME OF REPORTING
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       FROST-PAN INVESTMENT CORP.

       IRS I.D. #65-0654306
-------------------------------------------------------------------------------
2      Check the appropriate Box if a Member of a Group                (a) [X]
                                                                       (b) [ ]

-------------------------------------------------------------------------------
3      SEC USE ONLY


-------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       WC
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  [ ]
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       FLORIDA
-------------------------------------------------------------------------------
NUMBER OF         7     SOLE VOTING POWER
SHARES                        0
BENEFI-          --------------------------------------------------------------
CIALLY            8     SHARED VOTING POWER
OWNED BY                      1,164,387
EACH             --------------------------------------------------------------
REPORTING         9     SOLE DISPOSITIVE POWER
PERSON                        0
WITH             --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                              1,164,387
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,164,387
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                             [ ]
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.4%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       CO
-------------------------------------------------------------------------------

Item 1.    SECURITY AND ISSUER.

           This filing by Phillip Frost, M.D., Frost-Nevada, Limited Partnership (the "Partnership"), Frost-Nevada Corporation and Frost-Pan Investment Corp. (collectively, the "Reporting Persons"), relates to Common Stock, $.0001 par value (the "Shares") of Pan Am Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 9300 N.W. 36th Street, Miami, Florida, 33178. Information regarding each of the Reporting Persons is set forth below.

Item 2.    IDENTITY AND BACKGROUND.

           Dr. Frost's present principal occupation is as Chairman of the Board of Directors and Chief Executive Officer of IVAX Corporation, a Florida corporation, which through its subsidiaries is engaged primarily in the research, development, manufacturing, marketing and distribution of health care products. Dr. Frost's principal business address is 4400 Biscayne Boulevard, Miami, Florida 33137.

           The Partnership is a limited partnership organized and existing under the laws of the State of Nevada with its principal office and business address located at 3500 Lakeside Court, Suite 200, Reno, Nevada 89509. The principal business of the Partnership is the investment in marketable securities, precious metals and commodities and real estate located in Nevada. Frost-Nevada Corporation is the sole general partner, and Dr. Frost is the sole limited partner, of the Partnership.

           Frost-Nevada Corporation is a corporation organized and existing under the laws of the State of Nevada with its principal office and business address located at 3500 Lakeside Court, Suite 200, Reno, Nevada 89509. The principal business of Frost-Nevada Corporation is acting as the general partner of the Partnership. Dr. Frost is the sole shareholder, a director and an officer of Frost-Nevada Corporation. Neil Flanzraich is a director and an officer of Frost-Nevada Corporation. Neil Flanzraich's present principal occupation is as an attorney with the law firm of Heller, Ehrman, White & McAuliffe. Mr. Flanzraich's principal business address is 525 University Avenue, Palo Alto, California 94301-1900.

           Frost-Pan Investment Corp. is a corporation organized and existing under the laws of the State of Florida with its principal office and business located at 4400 Biscayne Boulevard, Miami, Florida, 33137. The principal business of the Frost-Pan Investment Corp. is the investment in marketable securities. Dr. Frost is the sole shareholder and officer of Frost-Pan Investment Corp.

           To the best knowledge of each of the Reporting Persons, neither such Reporting Person nor Mr. Flanzraich has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), or was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting activity subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years. Dr. Frost and Mr. Flanzraich are citizens of the United States.

Item 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           The aggregate purchase price of Shares of the Issuer purchased by the Partnership and Frost-Pan Investment Corp. reported in this filing, including the payment of commissions, was $74,147.50 and $2,999,999.58, respectively. The source of funds used in making these purchases was working capital of the Partnership and Frost-Pan Investment Corp. No portion of the consideration used by the Reporting Persons in making the purchases described above was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares.

Item 4.    PURPOSE OF TRANSACTION.

           The Shares were acquired by one or more of the Reporting Persons as an investment. The Reporting Persons intend to monitor their investment in the Shares on a continuing basis. The Reporting Persons may acquire additional Shares (subject to availability of Shares of prices deemed favorable) in the open market, in privately negotiated transactions, by tender offer or otherwise. Alternatively, the Reporting Persons reserve the right to dispose of some or all of their Shares in the open market or in privately negotiated transactions or otherwise depending upon the course of actions that the Reporting Persons or the Issuer pursue, market conditions and other factors. Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Shares, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

           Except as otherwise stated herein, none of the Reporting Persons have any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    INTEREST IN SECURITIES OF THE ISSUER.

                              AMOUNT OF SHARES          PERCENTAGE
      NAME                    BENEFICIALLY OWNED        CLASS*
      ----                    ------------------        ----------

Phillip Frost, M.D.               1,164,387**               10.4%

Frost-Nevada Corporation          1,164,387**               10.4%

Frost-Nevada, Limited             1,164,387**               10.4%
Partnership

Frost-Pan Investment Corp.        1,164,387**               10.4%
----------------------------

* Based on 11,197,012 Shares consisting of 10,920,191 Shares outstanding as October 31, 1996, as reported on the Issuer's Quarterly Report on Form 10-Q for the Period ended September 30, 1996 and assumes the exercise by Phillip Frost, M.D. of options to purchase 276,821 Shares.

** These Shares are owned of record by one or more of such Reporting Persons. As the sole limited partner of the Partnership, the sole shareholder, a director and an officer of Frost-Nevada Corporation, the general partner of the Partnership, and the sole shareholder, director and officer of Frost-Pan Investment Corp., Dr. Frost may be deemed a beneficial owner of the Shares. Record ownership of the Shares may be transferred from time to time among any or all of Dr. Frost, the Partnership, Frost-Nevada Corporation and Frost-Pan Investment Corp. Accordingly, solely for purposes of reporting beneficial ownership of the Shares pursuant to section 13(d) under the Securities Exchange Act of 1934, as amended, each of Dr. Frost, the Partnership, Frost-Nevada Corporation and Frost-Pan Investment Corp. will be deemed to be the beneficial owner of Shares held by any of them.

           The Partnership shares the power to vote or dispose of the Shares beneficially owned by it with Frost-Nevada Corporation and Dr. Frost. Frost-Nevada Corporation, in its capacity as the general partner of the Partnership, has the power to vote or direct the vote of these Shares or to dispose or direct the disposition of these Shares for the Partnership. Frost-Nevada Corporation will be deemed the beneficial owner of the Shares owned by the Partnership by virtue of this relationship to the Partnership. Dr. Frost, in his capacity as the sole shareholder, a director and an officer of Frost-Nevada Corporation, the general partner of the Partnership, will be deemed the beneficial owner of all Shares owned by the Partnership by virtue of his power to vote or direct the vote of the Shares or to dispose or direct the disposition of the Shares owned by the Partnership. Dr. Frost, in his capacity as the sole shareholder, director and officer of Frost-Pan Investment Corp. will be deemed the beneficial owner of all Shares owned by Frost-Pan Investment Corp. by virtue of his power to vote or direct the vote of the Shares or to dispose or direct the disposition of the Shares owned by Frost-Pan Investment Corp.

Item 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Except as described herein, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

           On March 8, 1996, the Issuer granted Dr. Frost options to purchase 276,821 Shares at $1.00 per share which expire on September 22, 2005. The Issuer also granted Dr. Frost options to purchase 20,000 shares at $5.00 per share which vest in equal portions over three years commencing on April 24, 1997 and expiring on April 23, 2006.

           The descriptions of the Stock Option Agreements contained herein is not intended to be complete and is qualified in its entirety by reference to these Agreements which are attached hereto as Exhibits 6 and 7 incorporated herein by reference.

Item 7.    MATERIAL TO BE FILED AS EXHIBITS.

      1.   Joint Filing Agreement.

      2. Description of transactions in the Issuer's Shares by Frost-Nevada, Limited Partnership.

      3. Description of transactions in the Issuer's Shares by Frost-Pan Investment Corp.

      4.   Power of Attorney granted to Phillip Frost, M.D. by Neil Flanzraich.

      5. Second Amended and Restated Agreement of Frost-Nevada, Limited Partnership, Frost-Nevada Corporation and Phillip Frost, M.D. filed pursuant to Rule 13d-l(f)(l)(iii) of the Securities and Exchange Commission.

      6. Stock Option Agreement, dated March 8, 1996, between Pan Am Corporation and Phillip Frost, M.D.

      7. Stock Option Agreement, dated April 24, 1996, between Pan Am Corporation and Phillip Frost, M.D.

                                   SIGNATURES

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.


                                    /s/ PHILLIP FROST, M.D.
                                    --------------------------------------
Date: ___________, 1996             Phillip Frost, M.D.


                                    FROST-NEVADA, LIMITED
                                    PARTNERSHIP


                                    *
                                    --------------------------------------
Date: ___________, 1996             Neil Flanzraich
                                    President of Frost-Nevada Corporation,
                                    General Partner


                                    FROST-NEVADA CORPORATION


                                    *
                                    --------------------------------------
Date: __________, 1996              Neil Flanzraich
                                    President



Date: __________, 1996              FROST-PAN INVESTMENT CORP.



                                    /s/ PHILLIP FROST, M.D.
                                    --------------------------------------
                                    Phillip Frost, M.D., President




*By/s/ PHILLIP FROST, M.D
   ------------------------------
      Phillip Frost, M.D.
      (Attorney-in-fact pursuant
       to Power of Attorney)

                                  EXHIBIT INDEX


EXHIBIT DESCRIPTION                                                      PAGE
-------------------                                                      ----

1          Joint Filing Agreement.                                         11

2          Description of transactions in the Issuer's Shares              12
           by Frost-Nevada, Limited Partnership.

3          Description of transactions in the Issuer's Shares              13
           by Frost-Pan Investment Corp.

4          Power of Attorney granted to Phillip Frost, M.D.                14
           by Neil Flanzraich.

5          Second Amended and Restated Agreement of                        15
           Frost-Nevada, Limited Partnership, Frost-Nevada
           Corporation and Phillip Frost, M.D. filed pursuant to Rule 13d-l(f)(l)(iii) of the Securities and Exchange Commission.

6          Stock Option Agreement, dated March 8, 1996,                    34
           between Pan Am Corporation and Phillip Frost, M.D.

7          Stock Option Agreement, dated April 24, 1996,                   46
           between Pan Am Corporation and Phillip Frost, M.D.